Mail Stop 3030

December 30, 2009

Stephen G. Newberry
President and Chief ExecutiveOfficer
Lam Research Corp.
4650 Cushing Parkway
Fremont, California 94538

>   **Re: Lam Research, Inc.**
>   **Form 10-K for Fiscal Year Ended June 29, 2008**
>   **Filed August 28, 2008**
>   **File 0-12933**

Dear Mr. Newberry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 28

Revenues, page 29

1.   We see disclosures herein that "The anticipated future revenue value of orders shipped from backlog to Japanese customers that are not recorded as deferred revenue was approximately $52 million as of June 29, 2008; these shipments are classified as inventory at cost until title transfers." Please tell us why you have included this disclosure in your filing. Consider revising future filings to clearly

> communicate to investors the meaningfulness of disclosures related to Japanese customers, deferred revenue and backlog.

Item 11. Executive Compensation, page 44

2.   We note from your discussion under "Annual Incentive Awards" on page 19 of your proxy that you have not disclosed the specific "corporate performance factor" and "individual performance factors" metrics to be achieved in order for your named executive officers to earn their respective awards. Also, we also note from your discussion about your "Multi-Year Cash-Based Incentive Program" on page 21 that you have not disclosed the specific "performance factors" to be achieved in order for your named executive officer to earn awards under this program. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In the discussion related to the determination of bonuses please describe any guidelines used and identify the outside consultant. Also clarify whether the outside consultant has any other relationships with the company and whether the guidelines were commissioned by the Company.

Financial Statements, page 46

Note 9: Other Income (Expense), Net, page 60

3.   We see disclosures herein that other income included foreign exchange gains during the year ended June 29, 2008 of $42.7 million relating primarily to the settlement of a hedge of Swiss francs associated with the acquisition of SEZ. Please specifically tell us the authoritative accounting literature you relied on to determine how you should account for and present this transaction in your financial statements.

Note 18: Segment, Geographic Information and Major Customers, page 75

4.   Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments.

See question 22 to the FASB publication "Segment Information: Guidance on Applying Statement 131." Please address our concern in your future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Webb at (202) 551-3603 or me at (202) 551-3554, if you have any accounting related questions. You may contact Ruairi Regan at (202) 551-3269 or Jay Mumford at (202) 551-3637, if you have any other questions.

Sincerely,

Angela Crane
Branch Chief